Free Writing Prospectus
Dated November 19, 2024
Filed Pursuant to Rule 433
Registration Statement No. 333-275890

Pricing Term Sheet
Final Term Sheet dated November 19, 2024
Corebridge Financial, Inc.
$600,000,000 6.375% Junior Subordinated Notes due 2064
The following information relates to Corebridge Financial, Inc.’s offering of its 6.375% Junior Subordinated Notes due 2064 and should be read together with the preliminary prospectus supplement dated November 19, 2024 and the accompanying prospectus dated December 5, 2023 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Corebridge Financial, Inc.

Offering Format:	SEC Registered

Security Title:	6.375% Junior Subordinated Notes due 2064 (the “Notes”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Ranking:	Junior Subordinated

Trade Date:	November 19, 2024

Settlement Date**:	November 22, 2024 (T+3)

Maturity Date:	December 15, 2064

Aggregate Principal Amount:	$600,000,000

Overallotment:	No overallotment option.

Price to Public:	$25 per Note plus accrued interest, if any, from November 22, 2024 to the date of delivery.

Gross Underwriting Discount:	3.15% per note (retail) / 1.00% per note (institutional)

Net Proceeds To Issuer Before Expenses:	$587,329,840

Coupon:	6.375%

Interest Rate and Interest Payment Dates:
6.375%, accruing from and including November 22, 2024, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2025 (long first interest period), and on the maturity date.

Day Count Convention:	30/360

Listing:	The Issuer has applied to list the Notes on the New York Stock Exchange and, if approved for listing, expects the Notes to begin trading within 30 days after the Settlement Date.

Denominations:	$25 and integral multiples of $25 in excess thereof.

Optional Redemption:
Redeemable in whole at any time or in part, from time to time, on or after December 15, 2029 at a redemption price equal to the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Notes are not redeemed in whole, at least $25 million aggregate principal amount of the Notes, excluding any Notes held by the Issuer or any of the Issuer’s affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest (and compounded interest), must be paid in full on all outstanding Notes for all Interest Periods ending on or before the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:
Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a Tax Event, a Rating Agency Event or a Regulatory Capital Event, at a redemption price equal to (i) in the case of a Tax Event or a Regulatory Capital Event, 100% of their principal amount or (ii) in the case of a Rating Agency Event, at a redemption price equal to 102% of their principal amount; plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

CUSIP:	21871X 208

ISIN:	US21871X2080

Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.
*****
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Corebridge Financial, Inc. expects to deliver the Notes against payment for the Notes on or about November 22, 2024, which will be the third business day following the date of this pricing term sheet (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.
No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.